

August 7, 2014

<u>Via E-mail</u>
Mr. George Paz
Chairman and Chief Executive Officer
Express Scripts Holding Company
One Express Way
St. Louis, MO 63121

      Re: Express Scripts Holding Company
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 20, 2014
             File No. 001-35490

Dear Mr. Paz:

We have reviewed your July 10, 2014 response to our June 12, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies</u>
<u>Other Accounting Policies, page 40</u>

1. With regard to your response to our prior comment 4, please provide us an illustration of how the $129.4 million recognized in the quarter ended June 30, 2014 was determined. Also reference the authoritative literature that supports recognition of the revenue in the quarter ended June 30, 2014 and precludes recognition during the contract year (presumably 2013) as it appears the contract provides for a minimum guaranteed amount to be earned.

Financial Statements
Note 3. Changes in business, page 67

2. With regard to your response to our prior comment 5, please refer us to the technical guidance upon which you relied in concluding that presentation of this pro forma information that is required by generally accepted accounting principles as "unaudited" was appropriate. Also, demonstrate to us how your disclosure is consistent with "predominant practice." Otherwise, confirm that you will include audited information in future Form 10-Ks, if such information is required to be disclosed.

3. It appears from your response to comment 6 that operating segments have been aggregated. Please confirm that you will disclose in future periodic reports that operating segments have been aggregated, if true, as required by ASC 280-10-50-21.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant